

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Son Tam
Chief Executive Officer
Epsium Enterprise Ltd
Alameda Dr. Carlos D'assumpcao
Edf China Civil Plaza 235-243, 14 Andar P
Macau, SAR China

> **Re: Epsium Enterprise Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 23, 2024**
> **File No. 333-276313**

Dear Son Tam:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed February 23, 2024

Related Party Transactions
Cash advancements to, and loans from, shareholders, page 100

1. We note your disclosure that there is a "total outstanding balance of US $5,030,288" in cash advancements to Mr. Tam, which is followed by the statement that a "net amount" of $706 is owed to Mr. Tam by the company. Please clarify whether Mr. Tam currently owes amounts to the company or whether they have been fully offset and discharged by amounts owed by the company to him. If he no longer owes amounts to the company, please revise your disclosure to clarify as much. Alternatively, if he does owe amounts to the company, please provide updated information and tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934. In this regard, we note your statement on page 100 that, "It is estimated that by the end of October, all loans extended to Mr. Tam will be fully paid off."

Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Hua Lua Hemman, Esq.